Exhibit (a)(1)(A)

Offer to Purchase
for Cash
All Outstanding Shares of
Common Stock
(including the Associated Preferred Stock Purchase Rights)
of
Facet Biotech Corporation
at
$14.50 Net Per Share
by
FBC Acquisition Corp.,
a wholly owned subsidiary of
Biogen Idec Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 19, 2009, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a total number of Shares (as defined below) representing, together with the Shares owned by Biogen Idec Inc. (“Biogen Idec”), at least a majority of the total voting power of all of the outstanding shares of Facet Biotech Corporation (the “Company”) entitled to vote generally in the election of directors or with respect to a merger, calculated on a fully diluted basis after consummation of the Offer (the “Minimum Condition”), (2) Biogen Idec being satisfied that the restrictions on business combinations with interested stockholders set forth in Section 203 of the Delaware General Corporation Law are inapplicable to the Offer and the Proposed Merger or any other business combination involving Biogen Idec or any of its subsidiaries (including FBC Acquisition Corp. (“Purchaser”)) and the Company (the “Section 203 Condition”), (3) all waiting periods under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated (the “Regulatory Condition”), (4) the Company’s board of directors redeeming the preferred stock purchase rights, or Biogen Idec being satisfied that such rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger (the “Rights Condition”) and (5) the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Biogen Idec’s ability to acquire the Company or otherwise diminishing the expected value to Biogen Idec of the acquisition of the Company other than, except as to terms not disclosed in the Company’s Current Report on Form 8-K filed with the SEC on August 31, 2009, the Collaboration and License Agreement and related Stock Purchase Agreement between the Company and Trubion Pharmaceuticals, Inc. disclosed in such Current Report (the “Impairment Condition”).

September 21, 2009

IMPORTANT

Biogen Idec is seeking to negotiate with the Company with respect to the acquisition of the Company by Biogen Idec. Biogen Idec and Purchaser reserve the right to (i) amend the Offer (including amending the number of Shares to be purchased and/or amending the purchase price) upon entering into a merger agreement with the Company or (ii) negotiate a merger agreement with the Company that does not involve a tender offer, pursuant to which merger agreement Purchaser would terminate the Offer and the Shares would, upon consummation of the merger contemplated by such merger agreement, be converted into cash or other consideration negotiated by Biogen Idec, Purchaser and the Company.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

If you wish to tender all or any part of your shares of common stock, par value $0.01 per share, of the Company, including the associated preferred stock purchase rights issued or to be issued under the Rights Agreement, dated as of September 7, 2009, between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights” and, together with the Company common stock, the “Shares”), prior to the expiration date of the Offer, you should either (i) deliver such Shares pursuant to the procedures for book-entry transfers set forth in “The Offer — Procedure for Tendering Shares” of this offer to purchase or request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you or (ii) if your Shares are held in a book-entry/direct registration system account maintained with the Company’s transfer agent, complete and sign the letter of transmittal in accordance with the instructions in the letter of transmittal included with this offer to purchase, have your signature thereon guaranteed if required by Instruction 1 of the letter of transmittal and mail or deliver the letter of transmittal and any other required documents to the depositary for the Offer. If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares.

If you desire to tender your Shares and you cannot deliver all required documents to the depositary for the Offer or comply with the procedures for book-entry transfers described in this offer to purchase on a timely basis, you may tender such Shares by following the procedures for guaranteed delivery set forth in “The Offer — Procedure for Tendering Shares.”

A summary of the principal terms of the Offer appears on pages 1 through 5 of this offer to purchase.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent, at its address and telephone numbers set forth on the back cover of this offer to purchase. You also can obtain additional copies of this offer to purchase, the letter of transmittal and the notice of guaranteed delivery from the Information Agent or your broker, dealer, commercial bank, trust company or other nominee.

The Information Agent for the Offer is:

SUMMARY TERM SHEET

This summary term sheet is a brief description of the offer being made by FBC Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of Biogen Idec Inc. (“Biogen Idec”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Facet Biotech Corporation (the “Company”), including the associated preferred stock purchase rights issued or to be issued under the Rights Agreement, dated as of September 7, 2009, between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights” and, together with the common stock, the “Shares”), at a price of $14.50 per Share, net to the seller in cash, without interest (and less any applicable withholding taxes), upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”). The following are some of the questions you, as a stockholder of the Company, may have, as well as answers to those questions. You should carefully read this offer to purchase and the related letter of transmittal in their entirety, because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this offer to purchase and the related letter of transmittal. You may direct questions or requests for assistance to the Information Agent at its address and telephone numbers as set forth on the back cover of this offer to purchase.

Who is offering to buy my securities?

FBC Acquisition Corp., a wholly owned subsidiary of Biogen Idec Inc., is offering to purchase all of the outstanding Shares. FBC Acquisition Corp. is a Delaware corporation which Biogen Idec formed solely for the purpose of making this tender offer.

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, along with the associated preferred stock purchase rights. On the date of this offer to purchase, Biogen Idec is the beneficial owner of 100 shares of Company common stock. The Company disclosed in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Company Q2 2009 Report”) that, as of July 31, 2009, there were 24,559,791 shares of Company common stock outstanding. In addition, the Company disclosed in the Company Q2 2009 Report that, as of June 30, 2009, stock options covering approximately 1,863,000 shares of Company common stock were outstanding.

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Biogen Idec intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate a merger with the Company (the “Proposed Merger”) pursuant to which each then outstanding share of Company common stock (other than those held by Biogen Idec, held in the treasury of the Company, held by subsidiaries of the Company, if any, and held by Company stockholders who have not tendered their Shares in the Offer and who properly exercise appraisal rights) would be converted into the right to receive an amount in cash per share of Company common stock equal to the highest price per Share paid by us pursuant to the Offer, without interest (and less any applicable withholding taxes). Upon consummation of the Proposed Merger, the Company would be a wholly owned subsidiary of Biogen Idec.

How much are you offering to pay for my Shares and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $14.50 per Share, net to you in cash, without interest (and less any applicable withholding taxes). If you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What are the most significant conditions to the Offer?

The most significant conditions to the Offer are the following, any or all of which may be waived by us, to the extent legally permissible, in our sole discretion:

•	the “Minimum Condition”: the Company’s stockholders having validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares representing, together with the Shares owned by Biogen Idec, at least a majority of the total voting power of all of the outstanding shares of the Company entitled to vote generally in the election of directors or with respect to a merger, calculated on a fully diluted basis after consummation of the Offer;

•	the “Section 203 Condition”: Biogen Idec being satisfied that the restrictions on business combinations with interested stockholders set forth in Section 203 of the Delaware General Corporation Law are inapplicable to the Offer and the Proposed Merger or any other business combination involving Biogen Idec or any of its subsidiaries (including Purchaser) and the Company;

•	the “Regulatory Condition”: all waiting periods under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated;

•	the “Rights Condition”: the board of directors of the Company (the “Company Board”) redeeming the Rights, or Biogen Idec being satisfied that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger; and

•	the “Impairment Condition”: the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser’s or Biogen Idec’s ability to acquire the Company or otherwise diminishing the expected value to Biogen Idec of the acquisition of the Company other than, except as to terms not disclosed in the Company’s Current Report on Form 8-K filed with the SEC on August 31, 2009, the Collaboration and License Agreement and related Stock Purchase Agreement between the Company and Trubion Pharmaceuticals, Inc. (“Trubion”) disclosed in such Current Report.

In addition to the foregoing conditions, the Offer includes a number of other conditions, including the absence of certain events and conditions described in Section 15 of this offer to purchase. For a complete list of the conditions to the Offer, see “The Offer — Conditions to the Offer.”

The Company Board has the ability to satisfy certain of the principal conditions to the Offer, including the Section 203 Condition, the Rights Condition and the Impairment Condition. Biogen Idec and Purchaser believe that, to the extent possible, the Company Board should take all necessary actions to facilitate consummation of the Offer and hereby request that they do so. Although we believe that, under the circumstances of the Offer, the Company Board should do so, there can be no assurance that the Company Board will act to satisfy the conditions to the Offer. If the Company Board does not act to satisfy the conditions and facilitate the Offer, we will not be able to consummate the Offer.

How do you plan to finance the purchase of Shares in the Offer and the Proposed Merger?

In order to finance the purchase of all of the Shares pursuant to our Offer and the Proposed Merger and pay fees and expenses related to the transactions, Biogen Idec plans to use its available cash. We estimate that the total amount of funds required to acquire the outstanding shares pursuant to the Offer and Proposed Merger and to pay related fees and expenses will be approximately $375 million. See “The Offer — Source and Amount of Funds.”

Have you held discussions with the Company?

We have tried repeatedly to discuss with the Company the potential acquisition of the Company by Biogen Idec. We made a proposal to acquire all of the outstanding Shares in a negotiated transaction, but the Company has indicated that it has no interest in discussing a potential transaction on the terms we proposed. See “The Offer — Background of the Offer; Other Transactions with the Company.”

What are the associated preferred stock purchase rights?

The Rights were created pursuant to the Rights Agreement (the “Rights Agreement”), dated as of September 7, 2009, between the Company and Mellon Investor Services LLC, as Rights Agent. The Company announced on September 9, 2009, that the Company Board had declared a dividend of one Right for each outstanding share of Company common stock as of September 21, 2009 to stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of new Series A Preferred Stock, par value $0.01 per share, of the Company at a price of $50.

The Rights are not exercisable until a “distribution” of such Rights occurs. Absent action by the Company Board, the announcement or commencement of the Offer would result in a distribution of the Rights 10 business days following such announcement or commencement, with no further action from any party. Until a distribution occurs, the Rights will be evidenced by the shares of Company common stock with which they are associated and will be transferred with and only with such shares.

We believe that if the Rights Condition is satisfied, the Rights Agreement will not be an impediment to consummating either the Offer or the Proposed Merger. However, unless and until the Rights Condition is satisfied, the existence of the Rights has the practical effect of precluding Biogen Idec and Purchaser from consummating the Offer, regardless of the extent to which the Company’s stockholders wish to sell their Shares pursuant to the Offer. Unless a distribution of the Rights occurs, a tender of shares of Company common stock will include a tender of the associated Rights. If a distribution does occur, you will need to tender one Right with each share of Company common stock tendered. We will not pay any additional consideration for the tender of a Right. See “The Offer — Procedure for Tendering Shares,” “— Certain Information Concerning the Company — Preferred Stock Purchase Rights” and ‘‘— Conditions to the Offer.”

How long do I have to decide whether to tender in the Offer?

You have until 12:00 midnight, New York City time, on October 19, 2009, to tender your Shares in the Offer, unless the Offer is extended by Purchaser. If you cannot deliver everything required to make a valid tender to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), prior to such time, you may be able to use a guaranteed delivery procedure to tender your Shares in the Offer, which is described in “The Offer — Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

We may, in our sole discretion, extend the Offer at any time or from time to time. We may extend the Offer, for example, if any of the conditions specified in “The Offer — Conditions to the Offer” are not satisfied prior to the scheduled expiration date of the Offer.

We may also elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if we include one, will be an additional period of time beginning after we have purchased Shares tendered during the Offer, during which stockholders may tender their Shares and receive payment for Shares validly tendered. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer — Terms of the Offer; Expiration Date.”

How will I be notified if the Offer is extended?

If we decide to extend the Offer or provide for a subsequent offering period, we will inform the Depositary of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

How do I tender my Shares?

To tender Shares, you must either (i) deliver the Shares (via book entry transfer as described under “The Offer — Procedure for Tendering Shares”) or (ii) if your Shares are held in a book-entry/direct registration system account maintained with the Company’s transfer agent (a “DRS Account”) complete, sign and deliver the letter of transmittal, in each case to the Depositary not later than the time that the Offer expires. If your Shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the Depositary prior to the expiration of the Offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three business days after the expiration of the Offer. However, the Depositary must receive the missing items within that three business day period. See “The Offer — Procedure for Tendering Shares.”

Until what time can I withdraw tendered Shares?

You can withdraw tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by the date that is 60 days from the date of the original Offer, you can withdraw them at any time after such date until we accept Shares for payment. If we decide to provide a subsequent offering period, we will accept Shares tendered during that period immediately and, thus, you will not be able to withdraw Shares tendered during any subsequent offering period. See “The Offer — Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you have the right to withdraw the Shares. See “The Offer — Withdrawal Rights.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not properly withdrawn Shares promptly after the expiration of the Offer, subject to the satisfaction or waiver of the conditions to the Offer, as set forth in “The Offer — Conditions to the Offer.” We will pay for your validly tendered and not properly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of a confirmation of a book-entry transfer of such Shares and an “Agent’s Message” or, in the case of shares held in a DRS Account, a properly completed and duly executed letter of transmittal, and any other required documents for such Shares or such tender.

If I decide not to tender, how will the Offer affect my Shares?

As indicated above, if the Offer is consummated, Biogen Idec intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate a merger with the Company. If the Proposed Merger with Purchaser takes place, stockholders not tendering in the Offer (other than those stockholders who properly seek appraisal of their Shares) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Proposed Merger with Purchaser takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. Under no circumstances will Biogen Idec or Purchaser pay any interest on the purchase price for Shares by reason of any extension of the Offer or delay of stockholders in tendering their Shares.

Upon consummation of the Proposed Merger, the Company would be a wholly owned subsidiary of Biogen Idec. However, until the Proposed Merger with Purchaser takes place after the Offer is consummated, the number of stockholders and Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market, or, possibly, any public trading market, for the Shares, which may affect prices at which Shares trade. Also, as described below, depending upon the number of Company stockholders following consummation of the Offer, the Company may cease making filings with the SEC or otherwise cease being subject to the SEC rules relating to publicly held companies.

Do I have statutory dissenters’ (or appraisal) rights in the Offer?

Appraisal rights are not available in the Offer. After the Offer, if the Proposed Merger takes place, appraisal rights will be available to holders of shares of Company common stock who do not vote in favor of the Proposed Merger and who properly seek appraisal rights for their shares in accordance with Section 262 of the General

Corporation Law of the State of Delaware. The value you would receive if you perfect appraisal rights could be more or less than, or the same as, the price per Share to be paid in the Offer and Proposed Merger. See “The Offer — Certain Legal Matters; Regulatory Approvals.”

What is the market value of my common shares as of a recent date?

On September 3, 2009, the last full trading day before we publicly announced our proposal to acquire all of the outstanding shares of common stock of the Company for $14.50 per share in cash, the closing price of a share of common stock of the Company on Nasdaq was $8.82. The offer price of $14.50 per Share represents a premium of approximately 64% over the Company’s closing stock price on that date. On September 18, 2009, the last full trading day before we commenced the Offer, the closing price of a share of common stock of the Company on Nasdaq was $16.55. We advise you to obtain a current market quotation for your Shares before deciding whether to tender.

What are the material U.S. federal income tax consequences of receiving cash in exchange for Shares pursuant to the Offer or the Proposed Merger?

The receipt of cash in exchange for Shares pursuant to the Offer or the Proposed Merger will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and your adjusted tax basis in the Shares sold. You should consult your tax advisor regarding the particular tax consequences of the Offer and the Proposed Merger to you, including the tax consequences under state, local, foreign and other tax laws. See Section 6, “The Offer — Material U.S. Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent for the Offer, toll-free at (877) 800-5186. (Banks and brokers may call collect at (212) 750-5833).

To: The Holders of Common Stock of Facet Biotech Corporation

INTRODUCTION

FBC Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Biogen Idec Inc., a Delaware corporation (“Biogen Idec”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Facet Biotech Corporation (the “Company”), including the associated preferred stock purchase rights issued or to be issued under the Rights Agreement, dated as of September 7, 2009, between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights” and, together with the Company common stock, the “Shares”), at a price of $14.50 per Share, net to the seller in cash, without interest (and less any applicable withholding taxes), upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”).

Stockholders will be required to tender one Right for each Share tendered in order to effect a valid tender of Shares in accordance with the procedure set forth in “The Offer — Procedure for Tendering Shares.” Unless the Rights have been distributed, a tender of Company common stock will also constitute a tender of the associated Rights.

If you tender your Shares to us in the Offer, you will not be obligated to pay brokerage fees, commissions or, except as set forth in Instruction 5 of the letter of transmittal, transfer taxes on the sale of your Shares pursuant to the Offer. If you own your Shares through a broker or other nominee, and your broker tenders Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any such charges will apply. We will pay all charges and expenses of Computershare Trust Company, N.A. (the “Depositary”) and Innisfree M&A Incorporated (the “Information Agent”) incurred in connection with the Offer. See “The Offer — Fees and Expenses.”

The purpose of the Offer and the Proposed Merger (as defined below) is to enable Biogen Idec to acquire control of, and the entire equity interest in, the Company. Biogen Idec currently intends, as soon as practicable following consummation of the Offer, to seek to have Purchaser consummate a merger with and into the Company (the “Proposed Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Biogen Idec. Pursuant to the Proposed Merger, at the effective time of the Proposed Merger (the “Effective Time”), each Share then outstanding that is not owned by Biogen Idec, Purchaser or other subsidiaries of Biogen Idec (other than Shares owned by the Company) or held by a Company stockholder who has not tendered their Shares in the Offer and who properly exercises appraisal rights would be converted, pursuant to the terms of the Proposed Merger, into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest (and less any applicable withholding taxes).

Biogen Idec is seeking to negotiate with the Company with respect to the acquisition of the Company by Biogen Idec. Biogen Idec and Purchaser reserve the right, subject to applicable laws and regulations, in their sole discretion, at any time and from time to time to (i) amend the Offer (including amending the number of Shares to be purchased and/or amending the purchase price) upon entering into a merger agreement with the Company or (ii) negotiate a merger agreement with the Company that does not involve a tender offer for Shares and pursuant to which merger agreement Purchaser would terminate the Offer and the Shares would, upon consummation of the merger contemplated by such merger agreement, be converted into the consideration negotiated by Biogen Idec, Purchaser and the Company.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a total number of Shares representing, together with the Shares owned by Biogen Idec, at least a majority of the total voting power of all of the outstanding shares of the Company entitled to vote generally in the election of directors or with respect to a merger, calculated on a fully diluted basis after consummation of the Offer (the “Minimum Condition”), (2) Biogen Idec being satisfied that the restrictions on business combinations with interested stockholders set forth in Section 203 of the Delaware General Corporation Law are inapplicable to the Offer and the Proposed Merger or any other business combination involving Biogen Idec or any of its subsidiaries (including Purchaser) and the Company (the “Section 203 Condition”), (3) all waiting periods under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated

(the “Regulatory Condition”), (4) the Company’s board of directors redeeming the preferred stock purchase rights, or Biogen Idec being satisfied that such rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger (the “Rights Condition”) and (5) the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Biogen Idec’s ability to acquire the Company or otherwise diminishing the expected value to Biogen Idec of the acquisition of the Company other than, except as to terms not disclosed in the Company’s Current Report on Form 8-K filed with the SEC on August 31, 2009, the Collaboration and License Agreement and related Stock Purchase Agreement between the Company and Trubion Pharmaceuticals, Inc. disclosed in such Current Report (the “Impairment Condition”).

In the event that the Offer is terminated or not consummated, or after the expiration of the Offer and pending consummation of the Proposed Merger, in accordance with applicable law and any merger agreement that it may enter into with the Company, Biogen Idec may explore any and all options which may be available. In this regard, and after expiration or termination of the Offer, Biogen Idec may seek to acquire additional Shares through open market purchases, block trades, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as Biogen Idec may determine, which may be more or less than the price offered or paid per Share pursuant to the Offer and could be for cash or other consideration.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THIS OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF STOCKHOLDERS OF THE COMPANY.

THE OFFER

1.	Terms of the Offer; Expiration Date.

On the terms and subject to the conditions set forth in this Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered and not properly withdrawn prior to the Expiration Date.

“Expiration Date” means 12:00 midnight, New York City time, on October 19, 2009, unless we extend the period of time for which the Offer is open, in which event, “Expiration Date” means the latest time and date on which the Offer, as so extended, shall expire.

The Offer is conditioned upon, among other things, the satisfaction of (1) the Minimum Condition, (2) the Section 203 Condition, (3) the Regulatory Condition, (4) the Rights Condition and (5) the Impairment Condition. The Offer is also subject to other conditions as described in “The Offer — Conditions to the Offer.” If any of the conditions are not satisfied immediately prior to any scheduled expiration date, we may: (i) terminate the Offer and return all tendered Shares; (ii) extend the Offer and, subject to certain conditions and to your withdrawal rights as set forth in “The Offer — Withdrawal Rights,” retain all Shares until the Expiration Date as so extended; or (iii) waive the unsatisfied conditions and, subject to any requirement to extend the period of time during which the Offer must remain open, purchase all Shares validly tendered prior to the Expiration Date and not properly withdrawn or delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. For a description of our right to extend, amend, delay or terminate the Offer, see “The Offer — Extension of Tender Period; Termination; Amendment” and “The Offer — Conditions to the Offer.”

On the date of this offer to purchase, Biogen Idec owns beneficially 100 shares of common stock of the Company. The Company disclosed in the Company Q2 2009 Report that, as of July 31, 2009, there were 24,559,791 shares of Company common stock outstanding. In addition, the Company disclosed in the Company Q2 2009 Report that, as of June 30, 2009, stock options covering approximately 1,863,000 shares of Company common stock were outstanding. For purposes of calculating satisfaction of the Minimum Condition, “fully diluted basis” assumes that all outstanding stock options are fully exercisable. The actual minimum number of Shares required to satisfy the Minimum Condition will depend on the facts as they exist on the date of purchase.

We may, subject to certain conditions, elect to provide a subsequent offering period of between three business days and 20 business days in length after the expiration of the Offer on the Expiration Date and acceptance for payment of the Shares tendered in the Offer (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, after completion of the first purchase of Shares in the Offer, during which stockholders would be able to tender Shares not tendered in the Offer. During a Subsequent Offering Period, tendering stockholders would not have withdrawal rights and we would promptly purchase and pay for any Shares tendered at the same price as paid in the Offer. We may provide a Subsequent Offering Period so long as, among other things:

(1) the initial 20-business day period of the Offer has expired;

(2) we offer the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer;

(3) we immediately accept and promptly pay for all Shares tendered during the Offer and prior to its expiration;

(4) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period; and

(5) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period.

A Subsequent Offering Period, if one is included, is not an extension of the Offer, which would already have been completed. We do not currently intend to include a Subsequent Offering Period with the Offer, although we reserve the right to do so in our sole discretion.

Under Rule 14d-7 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

This offer to purchase, the letter of transmittal and all other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Extension of Tender Period; Termination; Amendment.

We reserve the right, subject to applicable laws and regulations, in our sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open, and thereby delay the acceptance of, and the payment for, the Shares and (ii) to amend the Offer in any other respect, by giving notice of such extension or amendment to the Depositary. We also have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the SEC Staff applicable to the Offer or any period required by applicable law. We expressly reserve the right to waive (to the extent legally permissible) any of the conditions to the Offer, to make any change in the terms of our conditions to the Offer (including the addition of new conditions) and to provide a Subsequent Offering Period for the Offer in accordance with the Exchange Act Rule 14d-11.

If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer, other than a change in price, a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. In contrast, a minimum 10-business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we decide, in our sole discretion, to increase (or decrease) the consideration offered in the Offer to holders of Shares and if, at the time that notice of the increase (or decrease) is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until at least the expiration of 10 business days from the date the notice of the increase (or decrease) is first published, sent or given to holders of Shares.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement, in the case of an extension of the Offer, to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Exchange Act Rule 14e-1(d). Subject to applicable law (including Exchange Act Rules 14d-4(d) and 14d-6(c), which require that material changes in the information published, sent or given to any stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release.

If we extend the time during which the Offer is open, or if we are delayed in our acceptance for payment of or payment for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf and those Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this offer to purchase under “The Offer — Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Exchange Act Rule 14e-1(c), which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the bidder’s offer.

3.	Acceptance for Payment and Payment.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered on or prior to the Expiration Date and not properly withdrawn pursuant to the Offer as soon as we are permitted to do so under applicable law, subject to the satisfaction or waiver of the conditions set forth in “The Offer — Conditions to the Offer.” In addition, we reserve the right, subject to compliance with Exchange Act Rule 14e-1(c), to delay the acceptance for payment or payment for Shares pending receipt of any regulatory or governmental approvals in respect of the Offer as described in this offer to purchase under “The Offer — Certain Legal Matters; Regulatory Approvals.” For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment of, or payment for, Shares, see “The Offer — Extension of Tender Period; Termination; Amendment.”

For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give notice of our acceptance to the Depositary. We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary. The Depositary will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after (i) timely receipt by the Depositary of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer — Procedure for Tendering Shares”) and an Agent’s Message (as defined in “The Offer — Procedure for Tendering Shares”) or (ii) if your Shares are held in a DRS Account, timely receipt by the Depositary of a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer — Procedure for Tendering Shares.”

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We reserve the right to transfer or assign, in whole or, from time to time, in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not purchased pursuant to the Offer for any reason, such Shares will be returned by crediting an account maintained at the Book-Entry Transfer Facility (as defined below) or, if applicable, your DRS Account, without expense to you, as promptly as practicable following the expiration or termination of the Offer.

4.	Procedure for Tendering Shares.

Valid Tender of Shares.  To validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this offer to purchase either, (A) delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery by an Agent’s Message (as defined below)) or (B) if your Shares are held in a DRS Account, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal, in each case by the Expiration Date, or (ii) you must comply with the guaranteed delivery procedure described below.

The delivery of Shares and the method of delivery of all required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary, including, if applicable, an Agent’s Message (as defined below). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery.  The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by (i) causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility and deliver an Agent’s Message (as defined below) to the Depositary by the Expiration Date, or (ii) complying with the guaranteed delivery procedure described below. “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation which provides that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the letter of transmittal and that Purchaser may enforce such agreement against such participant.

Direct Registration Account.  If you hold your Shares in a book-entry/direct registration account maintained by the Company’s transfer agent (a “DRS Account”) (and not through a financial institution that is a participant in the system of the Book-Entry Transfer Facility) in order to validly tender your Shares you must deliver the letter of transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents to the Depositary at one of its addresses set forth on the back cover of this offer to purchase by the Expiration Date, or you must comply with the guaranteed delivery procedure described below.

Signature Guarantees.  Except as otherwise provided below, all signatures on a letter of transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc. (each an “Eligible Institution”). Signatures on a letter of transmittal need not be guaranteed (i) if the letter of transmittal is signed by the registered holder of the Shares tendered therewith or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 4 of the letter of transmittal for more information.

Guaranteed Delivery.  If you wish to tender Shares pursuant to the Offer and cannot complete the procedure for delivery by book-entry transfer on a timely basis, or, in the case of Shares held in a DRS Account, cannot deliver all required documents to the Depositary by the Expiration Date, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

(iii) either (A) a confirmation of a book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, together with an Agent’s Message, or (B) in the case of Shares held in a DRS Account, a properly completed and duly executed letter of transmittal with any required signature guarantee and any other documents required by the letter of transmittal, are received by the Depositary, in each case within three business days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such notice.

The delivery of Shares and the method of delivery of all required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If any documents are sent by mail, we recommend registered mail with return receipt requested, properly insured. The procedures for guaranteed delivery above may not be used during any Subsequent Offering Period.

Backup Withholding.  Under U.S. federal income tax law, you may, under certain circumstances, be subject to information reporting and backup withholding at the applicable rate (currently, 28%) with respect to the amount of any payments made pursuant to the Offer. To avoid backup withholding, you must provide the Depositary with (i) your correct taxpayer identification number (“TIN”) and otherwise comply with the applicable requirements of the backup withholding rules or (ii) if applicable, an adequate basis for exemption. All stockholders surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the Form W-9 included with the letter of transmittal to provide the information and certifications necessary to avoid backup withholding, or otherwise establish a basis for exemption. Certain stockholders (including, among others, all corporations and certain foreign persons) are not subject to backup withholding. In order for a foreign stockholder to qualify as an exempt recipient, such stockholder should complete and sign an appropriate Form W-8 (a copy of which may be obtained from the Depositary) attesting to such person’s exempt status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a stockholder may be refunded or credited against the stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Grant of Proxy.  By delivering an Agent’s Message or executing a letter of transmittal as set forth above, you irrevocably appoint designees of Purchaser as your proxies in the manner set forth in the letter of transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this offer to purchase). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or, if applicable, acting by written consent without a meeting).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies for any meeting of the Company’s stockholders, which, if sought, would be solicited only pursuant to separate proxy solicitation materials complying with the Exchange Act.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered and (ii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the letter of transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Validity.  We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. Our interpretation of the terms and conditions of the Offer will be final and binding. None of Biogen Idec, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Withdrawal Rights.

You may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that if we have not accepted your Shares for payment by the date that is 60 days from the date of the original Offer, they may be withdrawn at any time after such date until such Shares are accepted for payment as provided in this offer to purchase. If we are delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this section. Any such delay will be by an extension of the Offer to the extent required by law.

To withdraw tendered Shares, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase, and the notice of withdrawal must specify the name of the person(s) who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person(s) who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify (i) in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares or, (ii) in the case of Shares held in a DRS Account, the name and number of the DRS Account.

Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer — Procedure for Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Biogen Idec, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

If Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during that Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

6.	Material U.S. Federal Income Tax Consequences.

The following is a general discussion of the material U.S. federal income tax consequences of the Offer and the Proposed Merger to holders of Shares. As used herein, “holder” means a beneficial owner of Shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia, (iii) a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person, or (iv) an estate the income of which is subject to U.S. federal income tax regardless of its source. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. Any such change could affect the accuracy of the statements and conclusions set forth herein.

This discussion assumes that a holder holds Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income tax that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, stockholders liable for the alternative minimum tax, persons that have a functional currency other than the U.S. dollar, tax-exempt organizations, financial institutions, mutual funds, non-U.S. persons, stockholders who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction, stockholders who acquired Shares through the exercise of employee stock options or other compensation arrangements, or persons that are partners in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Shares). This discussion does not address the tax consequences of the Proposed Merger to holders of Shares who validly exercise dissenters’ rights with respect to their Shares. In addition, the discussion does not address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to U.S. federal income tax.

The receipt of cash pursuant to the Offer or the Proposed Merger by holders of Shares will be a taxable transaction for U.S. federal income tax purposes. In general, a holder of Shares will recognize gain or loss equal to the difference, if any, between (i) the amount of cash received in exchange for such Shares and (ii) the holder’s adjusted tax basis in such Shares. If a holder acquired different blocks of Shares at different times or different prices, the holder must calculate its gain or loss and determine its adjusted tax basis and holding period separately with respect to each block of Shares. If the holding period in the Shares surrendered in the Offer or the Proposed Merger, as applicable, is greater than one year, the gain or loss will be long-term capital gain or loss. Capital losses are subject to limitations on deductibility for both corporate and non-corporate holders.

See Section 4 of this offer to purchase with respect to the application of U.S. federal income tax backup withholding to payments made pursuant to the Offer.

Holders of Shares should consult their own tax advisor to determine the particular tax consequences to them, including the application and effect of any state, local or non-U.S. income and other tax laws, of the receipt of cash in exchange for Shares pursuant to the Offer or the Proposed Merger.

7.	Price Range of Common Stock; Dividends.

According to the Company’s periodic filings with the SEC, the Company’s common stock started trading on the Nasdaq Global Select Market (“Nasdaq Market”) under the symbol “FACT” on December 18, 2008, upon the spin-off of the Company from PDL BioPharma, Inc. (“PDL”). The following table sets forth, for each of the periods indicated, the high and low sales prices per Share on the Nasdaq Market based on published financial sources. The Company stated in its annual report on Form 10-K for the year ended December 31, 2008 and filed with the SEC on March 31, 2009 that at that time it intended to retain all potential future income for use in the operation of its business and had no plans to pay cash dividends.

	High	Low

Year Ended December 31, 2008
Fourth Quarter (beginning December 18, 2008)	$18.00	$9.06
Year Ending December 31, 2009
First Quarter	$10.34	$5.86
Second Quarter	11.15	7.99
Third Quarter (through September 18, 2009)	16.83	7.38

On September 3, 2009, the last full trading day before we publicly announced our proposal to acquire all of the outstanding shares of common stock of the Company for $14.50 per share in cash, the closing price of a share of common stock of the Company was $8.82. On September 18, 2009, the last full trading day before we commenced the Offer, the closing price of a share of common stock of the Company was $16.55.

We advise you to obtain a current market quotation for your Shares before deciding whether to tender in the Offer.

8.	Certain Information Concerning the Company.

General.  The following information is based solely on publicly available documents filed by the Company with the SEC. The Company was organized as a Delaware corporation in July 2008 by PDL as a wholly owned subsidiary of PDL. PDL organized the Company in preparation for the spin-off of the Company, which was effected on December 18, 2008 (the “Company Spin-off”). In connection with the Company Spin-off, PDL contributed to the Company PDL’s Biotechnology Business and PDL distributed to its stockholders all of the outstanding shares of Company common stock. Following the Company Spin-off, the Company became an independent, publicly traded company owning and operating what previously had been PDL’s Biotechnology Business. The Company operates in one segment and its facilities are located primarily in the United States.

As of the date of the Company Q2 2009 Report, the Company had several investigational compounds in various stages of development for the treatment of cancer and immunologic diseases, three of which the Company was developing with collaboration partners; two with Biogen Idec and one with Bristol-Myers Squibb Company (“BMS”). The table below lists the antibodies for which the Company was, as of that date, pursuing development activities either on its own or in collaboration with other companies. These product candidates are at early stages of development, and none of the Company’s product candidates have been approved by the United States Food and Drug Administration or commercialized in the indication in which the Company’s trials are focused. (Not all clinical trials for each product candidate are listed below).

Product Candidate	Indication/Description	Program Status	Collaborator

Daclizumab	Multiple sclerosis	Phase 2	Biogen Idec
Volociximab (M200)	Solid tumors	Phase 1/2	Biogen Idec
Elotuzumab (HuLuc63)	Multiple myeloma	Phase 1	BMS
PDL192	Solid tumors	Phase 1	—
PDL241	Immunologic diseases	Preclinical	*
Other preclinical research candidates	Oncology	Candidates under evaluation	—

*	BMS has an option to expand its collaboration with the Company to include the PDL241 antibody upon completion of certain pre-agreed preclinical studies.

Daclizumab.  Daclizumab is a humanized monoclonal antibody that binds to the alpha chain (CD25) of the interleukin-2 (IL-2) receptor on activated T cells, which are white blood cells that play a role in inflammatory and immune-mediated processes in the body. Daclizumab has been approved for acute transplant rejection and commercialized by Hoffmann La-Roche (Roche) under the trademark Zenapax.

Volociximab (M200).  Volociximab is a chimeric monoclonal antibody that inhibits the functional activity of α5ß1 integrin, a protein found on activated endothelial cells. Blocking the activity of α5ß1 integrin has been found to prevent angiogenesis, which is the formation of new blood vessels that feed tumors and allow them to grow and metastasize.

Elotuzumab (HuLuc63).  Elotuzumab is a humanized monoclonal antibody that binds to CS1, a cell surface glycoprotein that is highly expressed on myeloma cells but minimally expressed on normal human cells.

PDL192.  PDL192 is a humanized monoclonal antibody that binds to the TWEAK (tumor necrosis factor-like weak inducer of apoptosis) receptor (TweakR), also known as Fn14 or TNFRSF12A, a cell surface glycoprotein with homology to the family of tumor necrosis factor (TNF) receptors.

PDL241.  PDL241 is a novel humanized monoclonal antibody that the Company believes may have potential in immunologic diseases.

Trubion Collaboration.  On August 27, 2009, the Company entered into a Collaboration and License Agreement with Trubion (the “Trubion Collaboration”), for the global development and commercialization of protein therapeutics directed at the CD37 antigen, including TRU-016, a CD37-directed small modular immunopharmaceutical, which is in phase 1 clinical trials for chronic lymphocytic leukemia (CLL). The collaboration agreement provides for an upfront cash payment to Trubion of $20 million, and Trubion could receive additional payments from the Company of up to $176.5 million in development, regulatory and sales milestones for each product under the collaboration agreement, the significant majority of which are for achievement of later-stage development, regulatory and sales-based milestones. The Company and Trubion would each fund 50% of the worldwide development and commercialization costs of protein products included in the collaboration and would equally share profits on worldwide sales of products for which they share the development and commercialization costs. The Company and Trubion also entered into a related Stock Purchase Agreement pursuant to which, on September 1, 2009, the Company purchased from Trubion an approximate 11% interest in Trubion for a purchase price of $10 million.

Preferred Stock Purchase Rights.  The following description of the Rights is based solely upon publicly available documents filed by the Company with the SEC. This description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement between the Company and Mellon Investor Services LLC, as Rights Agent, dated as of September 7, 2009 (the “Rights Agreement”), which is filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 9, 2009, and any subsequent amendments thereto.

The Company entered into the Rights Agreement on September 7, 2009 pursuant to which the Company Board declared a dividend of one Right for each outstanding share of Company common stock, to be made as of September 21, 2009 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company, initially, one one-thousandth of a share of preferred stock, at a price of $50, subject to adjustment. The Rights will expire upon the earlier of September 6, 2010 or the redemption or exchange of the Rights by the Company.

The Rights become exercisable upon the earlier to occur of the close of business on: (i) the 10th day following (x) the first date of public announcement by the Company or by a person or group of affiliated or associated persons that the person or group of affiliated or associated persons has become the beneficial owner, without approval of the Company Board, of securities of the Company representing 15% or more of the outstanding shares of Company common stock (an “Acquiring Person”), subject to certain exceptions as set forth in the Rights Agreement, or (y) such earlier date as a majority of the Company Board shall become aware of such acquisition of shares of Company common stock (the earlier of (x) or (y), the “Stock Acquisition Date”) (or, if the 10th day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date) or (ii) the 10th business day (or such later date as may be determined by action of the Company Board prior to such time as any person becomes an Acquiring Person) after the date of commencement by any person (other than certain exempt persons)

of, or the first public announcement of the intent of any person (other than certain exempt persons) to commence, a tender or exchange offer upon the successful consummation of which any person would be an Acquiring Person (irrespective of whether any shares are actually purchased pursuant to any such offer) (including any such date which is after the date of the Rights Agreement and prior to the issuance of the Rights; the earlier of such dates being called the “Distribution Date”). Until the Distribution Date, the Rights will be evidenced by the shares of Company common stock with which they are associated and will be transferred with and only with such shares.

Absent action by the Company Board, the announcement or commencement of the Offer would result in a distribution of the Rights 10 business days following such announcement or commencement, with no further action from any party.

The Rights have a “flip-in” provision that is triggered when a person becomes an Acquiring Person (a “Flip-In Event”). Upon the first occurrence of a Flip-In Event, each Right entitles its holder to purchase a number of shares of Company common stock having a then current market value equal to the exercise price of the Right divided by one-half of the average of the daily closing prices per share of Company common stock for the 30 consecutive trading days prior to the date of the Flip-In Event. Rights owned by any person who becomes an Acquiring Person will become null and void.

The Rights also have a “flip-over” provision which specifies that if, following the first occurrence of a Flip-In Event, directly or indirectly, (x) the Company consolidates or merges with and into any other person and the Company is not the surviving or continuing person of such consolidation or merger, or (y) any person consolidates with, or merges with and into the Company and the Company is the continuing or surviving person of such consolidation or merger and, in connection with such consolidation or merger, all or part of the outstanding shares of Company common stock shall be changed into or exchanged for stock or other securities of any other person or of the Company or cash or any other property, or (z) the Company or one or more of its subsidiaries sells, mortgages or otherwise transfers to any other person, in one transaction, or a series of related transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole), then, on the first occurrence of any such event, proper provision shall be made so that each holder of a Right (other than an Acquiring Person, or affiliates or associates thereof) will thereafter have the right to receive, upon exercise of the Right, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to the exercise price of the Right divided by one-half of the average of the daily closing prices per share of common stock of the acquiring company for the 30 consecutive trading days prior to such event.

At any time until the occurrence of a Flip-In Event, the Company Board may redeem the Rights in whole, but not in part, for $0.001 per Right. At any time after the occurrence of a Flip-In Event and prior to the earlier of a Flip-Over Event or such time as any person becomes the beneficial owner of more than 50% of the Company common stock outstanding, the Company Board may exchange the Rights, in whole or in part, for shares of Company common stock at an exchange ratio of one share of Company common stock or one one-thousandth of a share of Preferred stock (or of a share of a class or series of preferred stock of the Company having equivalent rights, preferences and privileges) per Right.

We believe that if the Rights Condition is satisfied, the Rights Agreement will not be an impediment to consummating either the Offer or the Proposed Merger. However, unless and until the Rights Condition is satisfied, the existence of the Rights has the practical effect of precluding Biogen Idec and Purchaser from consummating the Offer, regardless of the extent to which the Company’s stockholders wish to sell their Shares pursuant to the Offer. Prior to the Distribution Date, a tender of shares of Company common stock will include a tender of the associated Rights. Following the Distribution Date, if any, you will need to tender one Right with each share of Company common stock tendered. We will not pay any additional consideration for the tender of a Right.

Available Information.  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. Copies of such material can also be obtained at the internet site maintained by the SEC at http://www.sec.gov.

Except as otherwise provided in this offer to purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. However, we take no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to us.

9.	Certain Information Concerning Purchaser and Biogen Idec.

General.  Purchaser is a recently incorporated Delaware corporation with principal executive offices at 14 Cambridge Center, Cambridge, MA 02142. The telephone number of Purchaser’s principal executive offices is (617) 679-2000. Purchaser was formed solely for the purposes of engaging in the Offer and the Proposed Merger. To date, Purchaser has engaged in no activities other than those incident to Purchaser’s formation and the commencement of the Offer. Purchaser is a wholly owned subsidiary of Biogen Idec.

Biogen Idec is a global biotechnology company that creates new standards of care in therapeutic areas with high unmet medical needs. We currently have four marketed products. Our marketed products are used for the treatment of multiple sclerosis, or MS, non-Hodgkin’s lymphoma, or NHL, rheumatoid arthritis, or RA, Crohn’s disease and psoriasis, which are summarized in the table below.

Product	Indications

AVONEX® (interferon beta-1a)	Relapsing MS
RITUXAN®* (rituximab)	Certain B-cell NHL RA
TYSABRI®** (natalizumab)	Relapsing MS Crohn’s disease
FUMADERM® (dimethylfumarate and monoethylfumarate salts)	Severe psoriasis

*	Outside the United States, Canada and Japan, MabThera is the trade name for rituximab and is marketed solely by F. Hoffman-La Roche Ltd.

**	TYSABRI is indicated in the United States for the treatment of some patients with moderately to severely active Crohn’s disease.

As of the date of this offer to purchase, Biogen Idec beneficially owns 100 shares of Company common stock, representing less than 1% of the outstanding shares. Biogen Idec acquired these shares in an ordinary brokerage transaction on September 3, 2009 at a price of $8.86 per share. No part of the purchase price or market value of these shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares.

Except for the foregoing and except as set forth below or elsewhere in this offer to purchase (including “The Offer — Background of the Offer; Other Transactions with the Company” and “The Offer — Certain Information Concerning the Company”) or Schedule I to this offer to purchase: (i) none of Biogen Idec, Purchaser or, to Biogen Idec’s and Purchaser’s knowledge, the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of Biogen Idec, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Biogen Idec, Purchaser or, to Biogen Idec’s and Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Biogen Idec, Purchaser or, to Biogen Idec’s and Purchaser’s knowledge, the persons listed in Schedule I to this offer to purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this offer to purchase, there have been no transactions between Biogen Idec, Purchaser, their subsidiaries or, to Biogen Idec’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this offer to purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this offer to purchase, there have been no contracts, negotiations or transactions between Biogen Idec, Purchaser, their subsidiaries or, to Biogen Idec’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this offer to purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Collaborative Agreement with the Company and Related Matters.  In August 2005, Biogen Idec, through its wholly owned subsidiary Biogen Idec MA Inc. (“BIMA”), entered into a collaborative agreement with PDL for the joint development, manufacture and commercialization of three Phase 2 antibody products. Since the spin-off of the Company from PDL in December 2008, this agreement has resided with the Company. The collaborative agreement provides for Biogen Idec and the Company to share in the development and commercialization of daclizumab in multiple sclerosis and indications other than transplant and respiratory diseases, and the development and commercialization of M200, or volociximab, and HuZAF, or fontolizumab, in all indications. Joint development of fontolizumab by the Company and Biogen Idec was discontinued during 2006. The agreement further provides that both companies will share equally the costs of all development activities and all operating profits from each collaboration product within the U.S. and Europe. In 2005, Biogen Idec paid PDL a non-refundable upfront licensing fee of $40.0 million for these product candidates. The terms of the collaborative agreement require Biogen Idec to make certain development and commercialization milestone payments upon the achievement of certain program objectives totaling up to $660.0 million over the life of the agreement, of which $560.0 million relates to development, and $100.0 million relates to the commercialization of collaboration products. On August 3, 2009, the Company publicly announced the Company’s and our joint decision to continue planning for the phase 3 trial of daclizumab high-yield process in multiple sclerosis and plan to request a Special Protocol Assessment with the U.S. Food and Drug Administration (the “FDA”) prior to the initiation of this phase 3 study. From time to time during the course of the collaboration, Biogen Idec and the Company have discussed revisions to the collaborative agreement and may do so in the future.

In addition to the collaborative agreement, in August 2005, Biogen Idec purchased approximately $100.0 million of common stock from PDL, which Biogen Idec subsequently sold in its entirety in 2007.

In January 2008, BIMA and PDL entered into an exclusive worldwide licensing agreement involving M200 for the treatment of age-related macular degeneration with Ophthotech Corporation, a privately held biopharmaceutical company focused on developing ophthalmic therapies. Since the spin-off of the Company from PDL, this agreement has resided with the Company.

Other Transactions.  Faheem Hasnain, the Company’s Chief Executive Officer, and Ted Llana, the Company’s Senior Vice President, Commercial and Corporate Development, were formerly members of management of Biogen Idec. Each of them received a lump sum payment from Biogen Idec in 2008 in connection with the termination of his employment, determined with reference to his base salary as well as certain bonus amounts. Upon termination of their employment, all unvested equity awards held by Mr. Hasnain or Mr. Llana reverted to Biogen Idec and vested awards continued to be exercisable in accordance with the terms of the applicable stock plan. During the term of employment with Biogen Idec, Mr. Hasnain and Mr. Llana received salary, bonus and other employment benefits commensurate with similarly situated employees of Biogen Idec.

Available Information.  Biogen Idec is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Biogen Idec is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Biogen Idec. Such reports, proxy statements and other information should be available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in “The Offer — Certain Information Concerning the Company — Available Information.”

10.	Source and Amount of Funds.

Purchaser estimates that the total amount of funds required to acquire the outstanding Shares pursuant to the Offer and Proposed Merger and to pay related fees and expenses will be approximately $375 million. In order to fund the purchase of all of the Shares pursuant to our Offer and the Proposed Merger and pay fees and expenses related to the transactions, Biogen Idec plans to use its available cash.

11.	Background of the Offer; Other Transactions with the Company.

During the course of early and mid-2009, the board of directors of Biogen Idec (the “Biogen Idec Board”) continued its efforts to utilize Biogen Idec’s significant cash position to enhance shareholder value through potential acquisitions and other strategic initiatives. In mid-August 2009, the Transaction Committee of the Biogen Idec Board, which had been formed to assist the board by providing oversight of Biogen Idec’s corporate development, business development and new ventures transaction activities, discussed with members of Biogen Idec management and advisors the existing collaborative efforts between Biogen Idec and the Company on the drugs daclizumab and volociximab (see “The Offer — Certain Information Concerning Purchaser and Biogen Idec — Collaborative Agreement with the Company and Related Matters”) and concurred with management’s recommendation to propose to the Company various alternatives to further the efficient development of these products, including combining the two companies.

Early the following week, James Mullen, the Chief Executive Officer of Biogen Idec, contacted Faheem Hasnain, the Chief Executive Officer of the Company, to discuss, among other potential alternatives, the possibility of combining the two companies. Later that week following a meeting of the Biogen Idec Board at which the matter was considered, Mr. Mullen again contacted Mr. Hasnain and conveyed Biogen Idec’s interest in acquiring the Company for $15.00 per Share in cash. Biogen Idec set forth its proposal in a letter delivered to the Company Board the next day. The text of that letter follows:

August 21, 2009

Facet Biotech Corporation
Board of Directors
c/o Faheem Hasnain, President and Chief Executive Officer
1500 Seaport Boulevard
Redwood City, CA 94063

Dear Faheem:

This confirms that Biogen Idec Inc. is proposing to acquire all of the outstanding shares of Facet Biotech Corporation for $15.00 per share in cash. Our all-cash offer represents a premium of approximately 53% over the closing price of Facet Biotech’s common stock on August 17, the day we initially discussed our interest in a transaction; a premium of approximately 61% over the one-month average closing price; and a premium of 78% over the average closing price since January 1, 2009.

As communicated in yesterday’s phone call, Biogen Idec believes this transaction makes compelling business sense for both of our companies and is in the best interests of our respective shareholders. The price Biogen Idec is offering represents an extremely attractive opportunity for Facet Biotech’s shareholders to realize today the future value of your company. In addition, we believe this transaction will enable the important multiple sclerosis and solid tumor clinical programs which we have been working on in collaboration for nearly four years to have the best chance of reaching the market and improving patients’ lives.

Biogen Idec has engaged Leerink Swann LLC as financial advisor and Wachtell, Lipton, Rosen & Katz as legal counsel to assist us in completing this transaction. Our offer would not be subject to approval by the shareholders of Biogen Idec and is not subject to any financing contingency. We do not foresee any regulatory or other impediment to closing. Any definitive transaction documentation will be subject to the approval of our Board of Directors and would contain conditions completely customary for a transaction of this nature. We and our advisors are prepared to meet with you and your advisors to answer any questions you may have about our offer and to commit all necessary resources to complete a transaction expeditiously.

Our offer assumes, and it is very important to Biogen Idec, that Facet Biotech does not undertake any material commercial or strategic transactions between now and the consummation of this transaction.

We would appreciate hearing from you as soon as possible and in any event by 05:00 pm EDT on August 28, 2009. Our strong desire is to conclude a negotiated transaction with you and the Facet Biotech Board of Directors.

As is customary, this letter does not constitute a binding commitment. I look forward to hearing from you as soon as possible. If you do not reach me, feel free to call Michael Lytton.

Sincerely,

/s/ James C. Mullen
Carol Caouette

p.p.	James C. Mullen
President and Chief Executive Officer

cc: Brad Goodwin
cc: Gary Lyons
cc: David Parkinson, M.D.
cc: Kurt von Emster

The Company responded to Biogen Idec’s proposal in a letter it delivered to Biogen Idec on August 25, 2009. The text of the Company’s letter follows:

August 25, 2009

Mr. James C. Mullen
Biogen Idec, Inc.
14 Cambridge Center
Cambridge, MA 02142

Dear Jim:

We are in receipt of your letter dated August 21, 2009. The Facet Biotech board of directors, with the assistance of its financial and legal advisors, has carefully considered your expression of interest to acquire our Company and has determined that is not in our stockholders’ best interest to pursue such a transaction on the terms you have offered. Our board and management remain firmly committed to increasing the value of the Company to our stockholders. We believe our development programs, our collaborations and our technology capabilities continue to represent substantial potential value for our stockholders.

As you well know, net of cash, your offer places negligible value on, among other things: daclizumab, on which our companies have been partnered for four years, and which we recently decided jointly with you to advance into phase 3; our pipeline, which includes multiple products in clinical trials; our protein engineering technologies; and our scientific capabilities.

Like any responsible board, we are receptive to opportunities to further enhance stockholder value.

Sincerely,

/s/ Faheem Hasnain
Teri Case
p.p. Faheem Hasnain
President and Chief Executive Officer

cc: Michael Lytton
cc: Richard Brudnick

On August 28, 2009, the Company announced the Trubion Collaboration.

On September 4, 2009, after further contacts by representatives of Biogen Idec seeking to engage the Company in exploring a negotiated transaction, Biogen Idec delivered a letter to the Company Board containing a revised proposal to acquire all of the outstanding Shares for $14.50 per Share in cash and publicly announced that it had made the proposal. The full text of the September 4, 2009 letter to the Company Board follows:

September 4, 2009

Facet Biotech Corporation
Board of Directors
c/o Faheem Hasnain, President and Chief Executive Officer
1500 Seaport Boulevard
Redwood City, CA 94063

Dear Faheem:

We are deeply disappointed Facet chose to announce a collaboration with Trubion on the day you and I were scheduled to discuss Biogen Idec’s all-cash proposal to acquire Facet, which you rejected on August 25.

Moreover, the timing of the Trubion collaboration follows a sequence of events that suggest you have no interest in having a bona fide discussion with us about a combination of our two companies. As we have stated, we believe such a combination makes compelling business sense for both of our companies and is in the best interests of our respective shareholders.

•	On August 17, you and I spoke and I proposed various alternatives to working together including combining our two companies. On that call, we agreed to speak again later that week.

•	On August 20, you and I spoke and I conveyed Biogen Idec’s interest in acquiring Facet for $15 per share in cash.

•	On August 21, I sent a letter to you and Facet’s Board of Directors stating Biogen Idec’s proposal to purchase Facet for $15 per share in cash. Our letter included the statement that “our offer assumes, and it is very important to Biogen Idec, that Facet does not undertake any material commercial or strategic transactions between now and the consummation of this transaction,” which reiterated what I communicated to you on our August 17 phone call. The Trubion collaboration is an example of such a transaction.

•	On August 25, you sent us a response rejecting our proposal and suggested we speak on August 28. Notwithstanding that agreement to speak, Facet announced the collaboration with Trubion prior to our call.

Accordingly, we have decided to disclose publicly our interest in pursuing a business combination with Facet. We believe your collaboration with Trubion reduces Facet’s value, as apparently do Facet’s investors, as evidenced by the 22% reduction in Facet’s stock price since announcing the Trubion collaboration. As a result, we are lowering the price we are offering to acquire Facet.

We are proposing to acquire Facet for $14.50 per share in cash, which represents a premium of approximately 64% over the closing price of Facet’s common stock on September 3, 2009.

The price Biogen Idec is proposing represents an extremely attractive opportunity for Facet’s shareholders to realize today the future value of your company. In addition, we believe this transaction will enable the important multiple sclerosis and solid tumor clinical programs that we have been working on in collaboration for nearly four years to have the best chance of reaching the market and improving patients’ lives.

Biogen Idec has engaged Leerink Swann LLC as financial advisor and Wachtell, Lipton, Rosen & Katz as legal counsel to assist us in completing this transaction. Our offer would not be subject to approval by the shareholders of Biogen Idec and is not subject to any financing contingency. We do not foresee any regulatory or other impediment to closing. Any definitive transaction documentation will be subject to the approval of our Board of Directors and would contain conditions completely customary for a transaction of this nature.

We and our advisors are prepared to meet with you and your advisors to answer any questions you may have about our offer. We would like to complete a transaction expeditiously and we are prepared to commit all necessary resources to achieve this goal.

If you are interested in negotiating a transaction, please call me as soon as possible.

Sincerely,

/s/ James C. Mullen
President and Chief Executive Officer

The Company responded to Biogen Idec’s proposal by letter dated September 8, 2009. The text of that letter follows:

September 8, 2009

Mr. James C. Mullen
Biogen Idec Inc.
14 Cambridge Center
Cambridge, MA 02142

Dear Jim:

We are in receipt of your letter dated September 4, 2009.

Facet Biotech’s board of directors, with assistance from its financial and legal advisors, has reviewed your revised proposal to acquire our company for $14.50 per share. After careful consideration, we have determined that it is not in our stockholders’ best interests to pursue a transaction under the terms you have proposed, and we therefore reject your proposal.

As we stated in our response to your proposal of $15 per share on August 21, we believe your proposal does not reflect Facet Biotech’s existing value or our long-term ability to create value for our stockholders. We reject your revised proposal because, among other reasons, we believe that:

•	The proposal values Facet Biotech at approximately the value of its cash, marketable securities and restricted cash ($371.1 million as of June 30, 2009, or approximately $15.11 per share based on shares outstanding as of July 31, 2009) and thus places no value on the operating and other assets of the company.

•	Daclizumab represents substantial value for the company and our stockholders. This is based on the daclizumab data seen to date over multiple clinical trials, the insights that both Facet Biotech and Biogen Idec have on the development program, as well as the significant market opportunity in multiple sclerosis. This belief is reinforced by the recent decision by Facet Biotech and Biogen Idec to advance the program into a phase 3 trial. Biogen Idec’s enthusiasm for the daclizumab program is evident from the sizeable investment being made to fund its part of the collaboration to move into phase 3, including a $30 million milestone payment due to Facet Biotech from Biogen Idec upon the enrollment of the first patient in the trial, which is expected in the first half of 2010.

•	The proposal does not reflect the value of Facet Biotech’s pipeline of four additional programs in clinical development and one in preclinical development, the company’s protein engineering technologies or our scientific capabilities. In addition to the $30 million milestone payment related to daclizumab, Facet Biotech has the potential to earn from Bristol-Myers Squibb Company an additional $30 million in milestone payments by the first half of 2010 related to two of these other programs.

•	The proposal does not reflect the value of the strategic fit with Biogen Idec or the substantial synergies that Biogen Idec, or any number of potential acquirers, could attain from an acquisition of Facet Biotech.

Additionally, despite your suggestions otherwise, we do not believe our collaboration with Trubion is in any way adverse to the valuation of, or your interest in, our company. I believe you are aware that I attempted to contact you on Tuesday, August 25 prior to the signing of the Trubion collaboration but was told by your office that you were not available because of your travel schedule until Friday the 28th. As I discussed with you on the 28th, we had been working on the Trubion transaction for some time, and our announcement did not reflect any attempt to impede a transaction with Biogen Idec. We entered into the Trubion collaboration only after concluding that it was a positive for our stockholders and was likely to be a positive synergistic opportunity for Biogen Idec as well.

Our board of directors and management team continue to take our fiduciary responsibilities to our stockholders extremely seriously. We remain committed to building value for all our stockholders and remain open to opportunities at any time that will help us achieve that.

Sincerely,

/s/ Faheem Hasnain
President and Chief Executive Officer
Facet Biotech Corporation

On September 8, Mr. Mullen spoke to Mr. Hasnain. Mr. Mullen indicated he understood that Mr. Hasnain believes there is additional value in Facet Biotech and expressed a willingness for Biogen Idec to enter into a confidentiality agreement with Facet Biotech so that Facet Biotech could provide information demonstrating that value. Mr. Hasnain indicated Facet Biotech was unwilling to do so based on the terms of Biogen Idec’s proposal.

On September 21, 2009, Purchaser commenced the Offer and Biogen Idec delivered the following letter to the Company Board:

September 21, 2009

Facet Biotech Corporation
Board of Directors
c/o Faheem Hasnain, President and Chief Executive Officer
1500 Seaport Boulevard
Redwood City, CA 94063

Dear Faheem:

Biogen Idec is today commencing a tender offer to acquire all of the outstanding shares of Facet Biotech Corporation for $14.50 per share in cash. As you know, we have repeatedly expressed our interest in discussing with Facet Biotech’s Board of Directors and management team the potential acquisition of Facet Biotech by Biogen Idec in a negotiated transaction, but have been told that Facet Biotech has no interest in discussing a potential transaction on the terms we proposed. In light of the rejection of the proposal by Facet Biotech’s Board of Directors on September 8, 2009, we are presenting our $14.50 per share, all-cash offer directly to Facet Biotech’s stockholders.

In commencing this tender offer, we would like to address for the record certain of the assertions you made through the September 8, 2009 letter and press release rejecting our offer, as well as in subsequent communications to the investment community.

First, Facet Biotech has stated inaccurately that Biogen Idec’s $14.50 per share proposal “represents only the cash on [Facet Biotech’s] balance sheet and fails to attribute any value to daclizumab, or to the rest of [Facet Biotech’s] R&D pipeline and platform.” Specifically, Facet Biotech asserts that its cash balance as of June 30, 2009 represents a per share cash value of approximately $15.11. In fact, Facet Biotech’s available cash is considerably below our offer price of $14.50 per share when the following factors are accounted for:

•	In public statements, Facet Biotech has estimated that it will use approximately $80 million in cash in 2009 and indicated that about $32 million had already been spent through June 30, 2009. This implies that the monthly cash usage is about $8 million for the rest of 2009. Each month that passes is another month in which Facet Biotech’s cash balance decreases.

•	Facet Biotech also recently spent $30 million in cash as part of its Trubion collaboration, in addition to committing to funding future development costs and milestone payments, which it has since confirmed are not included in its estimated $80 million per year cash expenditure rate. This new collaboration obligation represents a significant cash burden to Facet Biotech.

•	Facet Biotech also has significant lease and other obligations. As you recently disclosed, Facet Biotech has total lease obligations on an undiscounted basis of approximately $208 million. Facet Biotech’s most recent Quarterly Report discloses additional obligations totaling over $12 million related to manufacturing, post-retirement benefits, and other obligations.

•	Facet Biotech has referred to its cash per share using shares outstanding as of July 31, 2009, but this overstates the amount because it does not reflect the shares underlying outstanding options.

When these factors are included in the per share cash analysis, the available cash is significantly below the reported June 30, 2009 balance.

Second, Facet Biotech claims that Biogen Idec’s proposal does not reflect the value of daclizumab, additional programs in its pipeline, its technology platform, related milestone payments, and synergies. However, the fact that Facet Biotech’s net cash per share is considerably below our offer price means that Biogen Idec’s proposal does ascribe meaningful value for these operating assets. Further, Biogen Idec’s $14.50 offer represents a 64% premium over the $8.82 per share closing price of Facet Biotech on September 3, 2009.

Third, Facet Biotech suggests that “the significance of the [interim futility analysis regarding daclizumab] has not been fully appreciated by the investment community.” In fact, Facet Biotech’s stock price increased approximately 13% on the day following the announcement regarding the interim futility analysis and 27% from that day to the day prior to the announcement of the Trubion collaboration, evidencing a significant appreciation for the futility analysis findings in the market.

Fourth, Facet Biotech suggests that it only entered into the Trubion collaboration “after concluding that it was a positive for [Facet’s] stockholders and was likely to be a positive synergistic opportunity for Biogen Idec as well.” We believe that our view that the Trubion collaboration is value destructive has been corroborated by the fact that Facet Biotech’s stock price dropped 22% in the five trading days following the announcement of the Trubion collaboration and prior to Biogen Idec’s proposal.

Finally, Facet Biotech has disclosed that it expects its cash balance to be completely depleted by the end of 2012, despite the fact that the company will have significant remaining obligations and the need to continue funding its clinical programs, including importantly, the clinical programs in which it is partnered with Biogen Idec.

Biogen Idec’s proposal represents an extremely attractive opportunity for Facet Biotech’s shareholders to receive today the future value of the company. We continue to urge you to engage in discussions with us so that we may reach a definitive merger agreement.

Sincerely,

/s/ James C. Mullen
President and Chief Executive Officer

12.	Purpose and Structure of the Offer; Plans for the Company.

Purpose of the Offer.  The purpose of the Offer and the Proposed Merger is for Biogen Idec to acquire control of, and the entire equity interest in, the Company. The Offer is the first step in the acquisition of the Company. The purpose of the Proposed Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, we intend to consummate the Proposed Merger as promptly as practicable.

Biogen Idec previously made a proposal to the Company to acquire all the outstanding Shares for $14.50 per Share in cash, which followed an earlier proposal to acquire all of the outstanding shares for $15.00 per Share in cash. See “The Offer — Background of the Offer; Other Transactions with the Company.” The Company Board rejected each of those proposals and refused to meet with Biogen Idec to discuss a business combination of the two companies. Biogen Idec, through Purchaser, is making this Offer directly to the Company’s stockholders. However, there are substantial conditions to consummation of the Offer, among them the Minimum Condition, the Section 203 Condition, the Regulatory Condition, the Rights Condition and the Impairment Condition. If the Company Board

opposes the Offer, certain provisions of the Delaware General Corporation Law and of the Company’s Rights Agreement would affect Purchaser’s ability to obtain control of the Company and to effect the Proposed Merger. In addition, there can be no assurance that the conditions to consummation of the Offer will be satisfied. Therefore, there can be no assurance that Purchaser will be able to consummate the Offer or, if the Offer is consummated, that Purchaser will be able to effectuate the Proposed Merger, nor can there be any guarantee as to the timing of the Proposed Merger if it is consummated. See below and the section entitled “The Offer — Conditions to the Offer” for more information.

Company Board and Stockholder Approval.  The timing and details of the consummation of the Offer and the Proposed Merger depend on a variety of factors and legal requirements, the number of Shares (if any) acquired by Purchaser pursuant to the Offer, and importantly, actions of the Company Board. In general (other than with respect to short-form mergers described below), under the Delaware General Corporation Law, the approval of both the stockholders and the board of directors of a corporation is required to effect a merger of that corporation with or into another corporation. Unless Purchaser acquires more than 90% of the then outstanding Shares through the Offer or otherwise, the Proposed Merger can be effected only with the approval of the Company Board and the affirmative vote of the holders of at least a majority of the outstanding shares. If the Minimum Condition, the Section 203 Condition, the Rights Condition and the other conditions to the Offer discussed in the Introduction and section entitled “The Offer — Conditions to the Offer” are satisfied, Purchaser will own Shares representing at least a majority of the outstanding Shares after consummation of the Offer, and will have the voting power necessary to assure approval of the Proposed Merger by the Company’s stockholders in the event that a majority of the members of the Company Board have determined to submit the Proposed Merger for stockholder approval. Although Purchaser will seek to have the Company consummate the Proposed Merger as soon as practicable after consummation of the Offer, because the Proposed Merger must be approved by the Company Board, the Proposed Merger could be delayed for a substantial period of time if the Company Board refuses to approve the Proposed Merger, including through the next annual meeting of stockholders of the Company at which all of the Company’s directors would stand for reelection. In this event, Biogen Idec anticipates it could be necessary to solicit proxies for the election of some number of its own nominees to the Company Board at the 2010 annual meeting of Company stockholders, in order to enhance its ability to effect the Proposed Merger. However, irrespective of the outcome of any such proxy solicitation, there can be no assurance that a majority of the members of the Company Board would approve the Proposed Merger.

Short-Form Merger.  Under Section 253 of the Delaware General Corporation Law, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself or itself into such subsidiary, without any action or vote on the part of the board of directors or stockholders of such other corporation (a “short-form merger”). If Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares (where the conditions in “The Offer — Conditions to the Offer,” including the Section 203 Condition and the Rights Condition, have been satisfied), Purchaser will be able to effect the Proposed Merger without a vote of the Company’s stockholders. Undertaking a short-form merger generally will permit stockholders receiving consideration pursuant to the Merger to receive such consideration more promptly than in a merger in which a stockholder vote is required (assuming all other conditions have already been met).

The satisfaction of several of the principal conditions to the Offer is within the control of the Company Board, including the Section 203 Condition, the Rights Condition and the Impairment Condition. Biogen Idec and Purchaser believe that, to the extent possible, the Company Board should take all necessary actions to facilitate consummation of the Offer and hereby request that they do so. Unless the Company Board acts to facilitate consummation of the Offer, Purchaser will not be able to consummate the Offer. Biogen Idec and Purchaser currently intend to pursue the Proposed Merger following consummation of the Offer. We reserve the right, however, not to pursue the Proposed Merger at all, to amend the terms of the Proposed Merger, or to pursue an alternative second-step business combination transaction involving the Company in which the Shares not owned by Biogen Idec or its affiliates would be converted into securities or other consideration, or exchanged for cash.

Plans for the Company.  In connection with this Offer, Biogen Idec has reviewed and will continue to review various possible business strategies that it might consider in the event that Purchaser acquires control of the Company, whether pursuant to the Offer, the Proposed Merger or otherwise. Following review of additional information regarding the Company, such strategies may involve, among other things, changes in the Company’s business, operations, corporate structure, capitalization and management.

13.	Effect of the Offer on the Market for the Common Stock; Registration under the Exchange Act.

Reduced Liquidity; Possible Delisting.  The purchase of Shares pursuant to the Offer will reduce the number of holders of the Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The Shares are listed and principally traded on the Nasdaq Market. Depending on the number of Shares acquired pursuant to the Offer, following consummation of the Offer, the Shares may no longer meet the requirements of Nasdaq for continued listing on the Nasdaq Market. According to Nasdaq’s published guidelines, Nasdaq would consider delisting the Shares if, among other things, (1) the total number of holders of Shares falls below 400; (2) the Shares fail to maintain a minimum bid price of $1.00 per Share; and (3) neither of the following continued listing requirements is met: (a) the number of publicly held Shares (exclusive of Shares held by officers, directors and 10% or greater stockholders) is at least 750,000, the market value of the publicly held Shares totals at least $5 million, there are at least two registered and active market makers in the Shares and the Company’s stockholders’ equity remains at least $10 million or (b) the number of publicly held Shares is at least 1,100,000, the market value of the publicly held Shares totals at least $15 million, there are at least four registered and active market makers in the Shares and either the market value of the Company’s listed Shares remains at least $50 million or the Company’s total assets and total revenue are at least $50 million each for the most recently completed fiscal year or two of the three most recently completed fiscal years.

If Nasdaq were to delist the Shares, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges, or by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Status as “Margin Securities.” The Shares are presently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending on the factors similar to those described above with respect to listing and market quotations, following consummation of the Offer, the Shares may no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

Registration under the Exchange Act.  The Shares are currently registered under the Exchange Act. The Company can terminate that registration upon application to the SEC if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of the Shares. Termination of registration of the Shares under the Exchange Act would reduce the information that the Company must furnish to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to the Shares. If registration of the Shares under the Exchange Act were to be terminated, the Shares would no longer be eligible for Nasdaq listing or for continued inclusion on the Federal Reserve Board’s list of “margin securities.”

14.	Dividends and Distributions.

If, on or after the date of this offer to purchase, the Company should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares, or issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on the date of this offer to purchase of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to our rights under “The Offer — Conditions to the Offer,” we may, in our sole discretion, make such adjustments in the purchase price and other terms of the Offer as we deem appropriate, including the number or type of securities to be purchased.

If, on or after the date of this offer to purchase, the Company should declare or pay any dividend on the Shares or make any distribution with respect to the Shares (including the issuance of additional Shares or other securities or rights to purchase any securities) that is payable or distributable to stockholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company’s stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to our rights under the Section entitled “The Offer — Conditions to the Offer,” (i) the purchase price per Share payable by us pursuant to the Offer will be reduced to the extent of any such cash dividend or distribution and (ii) the whole of any such non-cash dividend or distribution to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution, issuance or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by us in our sole discretion.

15.	Conditions to the Offer.

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) our rights to extend and amend the Offer at any time, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC (including those relating to Purchaser’s obligation to pay for or return Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and we may terminate the Offer, if (1) on or prior to the Expiration Date, any one or more of the Minimum Condition, the Section 203 Condition, the Regulatory Condition, the Rights Condition or the Impairment Condition have not been satisfied or (2) at any time on or after the date of this offer to purchase and prior to the Expiration Date, any of the following events or conditions shall occur or exist:

(a) there shall have been any law, action, proceeding or order instituted, promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Proposed Merger by any court of competent jurisdiction or other competent governmental or regulatory authority, domestic or foreign (or there shall have been any public announcement or definitive notification of an intention to cause any of the foregoing to occur), which (i) (A) challenges, delays, prohibits, or imposes any limitations on, or seeks to challenge, delay, prohibit or impose any limitations on, Purchaser’s or Biogen Idec’s acquisition, ownership or operation (or that of any of their respective subsidiaries or affiliates) of any portion of their businesses or assets or of the Company’s businesses or assets, or compels Biogen Idec or Purchaser (or their respective subsidiaries or affiliates) to dispose of or hold separate all or any portion of their assets or of the Company’s business or assets, (B) seeks to obtain damages in connection with the transactions contemplated by the Offer, the Proposed Merger or any such business combination, (ii) challenges, delays, prohibits, restrains or makes illegal, or seeks to challenge, delay, prohibit, restrain or make illegal, the acceptance for payment, payment for or purchase of Shares by Biogen Idec, Purchaser or any other affiliate of Biogen Idec pursuant to the Offer or the consummation by Biogen Idec, Purchaser or any other affiliate of Biogen Idec of the Proposed Merger or other business combination with the Company, (iii) imposes or seeks to impose limitations on the ability of Purchaser or Biogen Idec (or any of their respective subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote such Shares on all matters properly presented to the Company’s stockholders, (iv) imposes or seeks to impose limitations on the ability of Purchaser or Biogen Idec (or any of their respective subsidiaries or affiliates) effectively to control or operate any portion of the business, assets, liabilities, licenses or franchises of the Company and its subsidiaries or of Purchaser, (v) seeks to require divestiture by Biogen Idec, Purchaser or any affiliate of Biogen Idec of any Shares, (vi) imposes or seeks to impose any additional condition to the Offer, (vii) seeks to diminish, or could result in a diminution of, the value of the Shares or the benefits expected to be derived by Biogen Idec, Purchaser or any other affiliate of Biogen Idec as a result of the Offer or the Proposed Merger, (viii) restrains or prohibits or seeks to restrain or prohibit the performance of any contracts or other arrangements entered into by Biogen Idec, Purchaser or any of their affiliates in connection with the acquisition of the Company or (ix) otherwise materially adversely affects the Company or any of its subsidiaries or Biogen Idec or any of its subsidiaries, including Purchaser;

(b) there shall be publicly announced, instituted or pending, or Biogen Idec or Purchaser shall have been definitively notified of a person’s intention to commence, any litigation, action, suit, proceeding, application, investigation or counterclaim brought by or before any governmental, administrative or regulatory authority, agency, instrumentality or commission, or by or before any other person, domestic or foreign (whether brought by the Company, an affiliate of the Company, or any other person) (i) challenging or seeking to make illegal the acquisition by Biogen Idec or Purchaser of Shares or otherwise seeking to restrain, delay or prohibit the making or consummation of the Offer, the Proposed Merger or any other subsequent business transaction with the Company, (ii) challenging or seeking to make illegal, materially delay or otherwise restrain or prohibit, or seeking to impose voting, procedural, price or other requirements in connection with, making the Offer, the acceptance for payment of, or payment for, any Shares by Purchaser or any other affiliate of Biogen Idec, or the Proposed Merger or other business combination with the Company, or seeking to obtain material damages in connection therewith, (iii) seeking to prohibit or limit the ownership of, or to compel the Company, Biogen Idec or any of their subsidiaries to dispose of or to hold separate, all or any portion of, the business or assets of the Company, Biogen Idec or any of their subsidiaries or (iv) that could reasonably be expected to result in any of the consequences referred to in clauses (i) through (ix) of paragraph (a) above;

(c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market for a period in excess of three hours, (ii) a commencement of a war, armed hostilities, terrorist attacks or other international or national calamity directly or indirectly involving the United States, (iii) any limitation (whether or not mandatory) by any United States governmental or regulatory authority on the extension of credit by banks or other financial institutions, (iv) any decline in the Dow Jones Industrial Average, the Standard & Poor’s 500 Index or the Nasdaq Composite Index by an amount in excess of 15% measured from the close of business on the date of this offer to purchase, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, (vi) any material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (vii) in the case of any of the foregoing (other than clause (iv)) existing at the time of the Offer, a material acceleration or worsening thereof or (viii) any change or development in the general political, market, economic or financial conditions in the United States or other jurisdictions in which the Company does business that could, individually or in the aggregate, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications (including without limitation, in the case of permits and permit applications, those granted by or filed with the FDA), results of operations or prospects of the Company or any of its subsidiaries, joint ventures or partnerships or the trading in, or value of, the Shares;

(d) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications (including without limitation, in the case of permits and permit applications, those granted by or filed with the FDA), results of operations or prospects of the Company or any of its subsidiaries which is or may be materially adverse, or Biogen Idec or Purchaser shall have become aware of any fact which has or may have material adverse significance with respect to either the value of the Company and its subsidiaries, or the value of the Shares, to Biogen Idec or Purchaser;

(e) there shall have been made or publicly proposed a tender or exchange offer for any Shares by any person (which includes a “person” as such term is defined in Section 13(d)(3) of the Exchange Act) other than Biogen Idec, Purchaser, any of their affiliates or any group of which any of them is a member, to acquire beneficial ownership of more than 5% of the outstanding Shares, or any group shall have been formed which beneficially owns or seeks to beneficially own more than 5% of the outstanding Shares, or there shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5%

of the outstanding Shares, in each case other than ownership by any person or group to the extent that such ownership has been disclosed prior to the date of commencement of the Offer in a Schedule 13D or Schedule 13G on file with the SEC, and no such person (other than Biogen Idec, Purchaser, any of their affiliates, or any group of which any of them is a member) or group that had so filed such a Schedule with the SEC shall have increased or publicly proposed to increase its beneficial ownership in the Company by more than 1% of the outstanding Shares, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of an additional 1% or more of the outstanding Shares, or shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or material assets of the Company;

(f) the Company or any of its subsidiaries or affiliates shall have:

(i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the shares of Company common stock or the Company’s capitalization;

(ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding shares of Company common stock or other securities of the Company;

(iii) issued, pledged, sold, authorized, proposed or announced the issuance, distribution or sale of, additional shares of Company common stock (other than the issuance of shares under options issued prior to the date of this offer to purchase, in accordance with the terms of such options as such terms have been publicly disclosed prior to the date of this offer to purchase), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing;

(iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Company or issued, authorized, recommended or proposed the issuance or payment of any distribution;

(v) altered or proposed to alter any material term of any outstanding security or material contract, permit or license;

(vi) incurred any debt other than in the ordinary course of business and consistent with past practices or any debt containing burdensome covenants or security provisions;

(vii) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any shareholder rights plan or “poison pill,” merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual right or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business;

(viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that could adversely affect either the value of the Company or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to Biogen Idec or Purchaser;

(ix) transferred into escrow (or similar arrangement) any amounts required to fund any existing benefit, employment or severance agreement with any of the Company’s employees other than in the ordinary course of business and consistent with past practice, or entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business, or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons, whether or not as a result of or in connection with the transactions contemplated by the Offer or the Proposed Merger;

(x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Biogen Idec shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of this offer to purchase;

(xi) amended or authorized or proposed any amendment to the Company’s Amended and Restated Certificate of Incorporation, Bylaws, Rights Agreement (other than solely for the purpose of causing the Rights Condition to be satisfied) or any similar organizational document, or Biogen Idec shall have become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the date of this offer to purchase;

(xii) issued, sold or authorized or announced, or proposed the issuance of or sale to any person of, any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred or announced its intention to incur any debt otherwise than in the ordinary course of business and consistent with past practice; or

(xiii) agreed in writing or otherwise to take any of the foregoing actions or Biogen Idec or Purchaser shall have learned about any such action which has not been publicly disclosed by the Company or set forth in the Company’s filings with the SEC, in each case prior to the date of this offer to purchase;

(g) Biogen Idec or Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer or postponing the payment for the Shares thereunder, or Biogen Idec, Purchaser or any other affiliate of Biogen Idec shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company;

(h) (x) any covenant, term or condition in any of the Company’s or any of its subsidiaries’, joint ventures’ or partnerships’ instruments, licenses, or agreements is or may be materially adverse to the value of the Shares in the hands of Purchaser (including, without limitation, any event of default that may ensue as a result of the consummation of the Offer or the Proposed Merger or the acquisition by Biogen Idec of control of the Company), except for any covenant, term or condition contained in any such instrument, license or agreement all the material terms and conditions of which had been filed by the Company with the SEC as an exhibit to a periodic report under the Exchange Act prior to the date of commencement of the Offer or (y) any material contractual right, intellectual property or supply agreement of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected, or any material amount of indebtedness of the Company or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its stated due date, in either case, with or without notice or the lapse of time or both, as a result of the Offer or the Proposed Merger; or

(i) any approval, permit, authorization, consent, extension, waiver or other action or non-action of any domestic, foreign or supranational governmental, administrative or regulatory agency, authority, tribunal or third party which is necessary to consummate the Offer (including the matters described or referred to in “The Offer — Certain Legal Matters; Regulatory Approvals”) shall not have been obtained on terms satisfactory to Biogen Idec and Purchaser;

which, in any such case, and regardless of the circumstances (including any action or inaction by Biogen Idec or Purchaser or any of their affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance of Shares for payment.

The foregoing conditions are for the sole benefit of Biogen Idec and Purchaser and may be asserted by Biogen Idec or Purchaser regardless of the circumstances giving rise to any such condition, in their sole discretion, or, subject to the Offer remaining open for any minimum period following waiver of a material condition as required by SEC rules and regulations, may be waived by Biogen Idec or Purchaser in whole or in part at any time and from time to time in their sole discretion. To the extent permitted by the rules and regulations of the SEC, the failure by Biogen Idec or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General.  We are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or certain parts of the Company’s, Biogen Idec’s, Purchaser’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See “The Offer — Conditions to the Offer.”

State Takeover Laws.  The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the Delaware General Corporation Law prevents an “Interested Stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “Business Combination” (which term includes mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of such corporation prior to such date.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States (the “Supreme Court”) invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

We do not believe that the anti-takeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this offer to purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state anti-takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In any such case, we may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer.

Antitrust.  The Offer and Proposed Merger will require the approval or clearance of certain antitrust agencies. Except as set forth in this Section, Biogen Idec does not have access to the information required to determine whether any material approval or other action by any governmental or administrative agency under applicable antitrust laws is required for the acquisition of Shares in the Offer and the Proposed Merger. Biogen Idec will make any required antitrust filings. Biogen Idec has determined that a filing under the HSR Act will be required.

Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, Biogen Idec intends to file a Notification and Report Form with respect to the Offer and the Proposed Merger with the Antitrust Division and the FTC. The applicable waiting period will expire at 11:59 p.m., New York City time, 15 calendar days after Biogen Idec’s HSR filing, unless the waiting period ends on a weekend or federal holiday, in which case the waiting period will expire the next business day. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or as agreed to by Biogen Idec. A request will be made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the HSR Act waiting period will be terminated early.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See “The Offer — Conditions to the Offer.” Subject to certain circumstances described in “The Offer — Extension of Tender Period; Termination; Amendment,” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See “The Offer — Withdrawal Rights.” If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may be extended.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of Biogen Idec’s or the Company’s material assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. Based on an examination of the publicly available information relating to the businesses in which the Company is engaged, we do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer — Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

Appraisal Rights.  You do not have appraisal rights as a result of the Offer. However, if the Proposed Merger is consummated, stockholders of the Company who continue to own Shares after the Offer and who have neither voted in favor of the merger nor consented thereto in writing, who timely submit a demand for appraisal in accordance with the requirements of Section 262 of the Delaware General Corporation Law and who otherwise comply with the applicable statutory procedures under the Delaware General Corporation Law will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with interest compounded quarterly and accruing at 5% over the Federal discount rate (unless a court determines otherwise) (all such Shares collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in such a merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the Delaware General Corporation Law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the Delaware General Corporation Law, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Offer. Failure to follow the steps required by Section 262 of the Delaware General Corporation Law for perfecting appraisal rights may result in the loss of such rights.

The foregoing discussion is not a complete statement of the Delaware General Corporation Law and is qualified in its entirety by reference to the Delaware General Corporation Law.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Proposed Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Proposed Merger because it is anticipated that the Proposed Merger would be effected within one year following consummation of the Offer and in the Proposed Merger stockholders would receive the same price per Share as paid in the Offer. If Rule 13e-3 were to be applicable to the Proposed Merger, it would require, among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction, be filed with the SEC and disclosed to minority stockholders prior to consummation of the transaction. The purchase of a substantial number of Shares pursuant to the Offer may result in the Company being able to terminate its Exchange Act registration, although Purchaser has no current intention to do so prior to the Effective Time. See “The Offer — Effect of the Offer on the Market for the Common Stock; Registration under the Exchange Act.” If such registration were to be terminated, Rule 13e-3 would be inapplicable to any such future Proposed Merger or such alternative transaction.

17.	Fees and Expenses.

We have retained Innisfree M&A Incorporated as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

We have retained Computershare Trust Company, N.A. as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Biogen Idec not contained in this offer to purchase or in the related letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to the Exchange Act Rule 14d-3 furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in “The Offer — Certain Information Concerning the Company — Available Information” of this offer to purchase.

FBC Acquisition Corp.

September 21, 2009

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
BIOGEN IDEC AND PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Biogen Idec are set forth below. References below to “Biogen Idec” mean Biogen Idec Inc. The business address of each director and officer is c/o Biogen Idec, 14 Cambridge Center, Cambridge, MA 02142. None of Biogen Idec, Purchaser or the directors and officers of Biogen Idec listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Present Principal Occupation and Five
Name	Title	Year Employment History

Bruce Ross	Chairman of the Board	Mr. Ross is President of Cancer Rx (8 Round Hill Road, Newtown PA, 18940), a health care consulting firm he founded in 1994. From 1994 to 1997, Mr. Ross was Chief Executive Officer of the National Comprehensive Cancer Network, an association of twenty of the largest cancer centers in the United States. He previously held positions during a 27-year career at Bristol-Myers Squibb, including Senior Vice President, Policy, Planning and Development, Bristol-Myers Squibb Pharmaceuticals Group and President, Bristol-Myers Squibb U.S. Pharmaceutical Group. Mr. Ross has served as Chairman of the Board of Directors of Biogen Idec since December 2005 and has served as a director since 1997.

James C. Mullen	President and Chief Executive Officer, and Director	Mr. Mullen is Biogen Idec’s Chief Executive Officer and President and has served in these positions since the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation in November 2003 (the “Biogen-IDEC Merger”). He was Chairman of the Board and Chief Executive Officer of Biogen, Inc. until the Biogen-IDEC Merger. He was named Chairman of the Board of Biogen, Inc. in July 2002, after being named Chief Executive Officer and President of Biogen, Inc. in June 2000. Mr. Mullen joined Biogen, Inc. in 1989 as Director, Facilities and Engineering. He was named Biogen, Inc.’s Vice President, Operations in 1992. From 1996 to 1999, Mr. Mullen served as Vice President, International of Biogen, Inc., with responsibility for building all Biogen, Inc. operations outside North America. From 1984 to 1988, Mr. Mullen held various positions at SmithKline Beckman Corporation (now GlaxoSmithKline plc). Mr. Mullen has served as one of Biogen Idec’s directors since the Biogen-IDEC Merger and served as a director of Biogen, Inc. from 1999 until the Biogen-IDEC Merger.

Present Principal Occupation and Five
Name	Title	Year Employment History

Marijn E. Dekkers, Ph.D.	Director	Dr. Dekkers is President and Chief Executive Officer of Thermo Fisher Scientific Inc. (81 Wyman Street, Waltham, MA 02454), a provider of scientific equipment and services, and has served in that position since the merger of Thermo Electron Corporation and Fisher Scientific International in November 2006. Prior to that merger, Dr. Dekkers was President and Chief Executive Officer of Thermo Electron Corporation, a position he had held since November 2002. He served as President and Chief Operating Officer of Thermo Electron Corporation from July 2000 to November 2002. Prior to joining Thermo Electron Corporation, Dr. Dekkers held various positions of increasing responsibility at Honeywell International Inc. (formerly AlliedSignal Inc.) and General Electric Company. Dr. Dekkers has served as one of Biogen Idec’s directors since May 2007. Dr. Dekkers is a citizen of the United States and the Netherlands.

Alexander J. Denner, Ph.D.	Director	Dr. Denner has served as Managing Director of entities affiliated with Carl C. Icahn since August 2006 and is currently a Managing Director at Icahn Partners (767 Fifth Avenue, New York, NY 10153), a private investment fund. From April 2005 to May 2006, Dr. Denner served as a portfolio manager specializing in healthcare investments for Viking Global Investors (55 Railroad Avenue, Greenwich, CT 06830), a private investment fund. Previously, he held a variety of roles at Morgan Stanley (585 Broadway, New York, NY 10036), beginning in 1996, including as portfolio manager of healthcare and biotechnology mutual funds. Dr. Denner received his S.B. degree from the Massachusetts Institute of Technology and his M.S., M.Phil., and Ph.D. degrees from Yale University. In addition, he served as a director of ImClone Systems Incorporated from April 2006 to November 2008. Dr. Denner has served as one of our directors since June 2009.

Nancy L. Leaming	Director	Ms. Leaming has been an independent consultant since June 2005 and was the Chief Executive Officer and President of the Tufts Health Care Plan (705 Mt. Auburn Street, Watertown, MA 02472), a provider of healthcare insurance, from June 2003 to June 2005. Prior to being Chief Executive Officer, Ms. Leaming served as Tufts Health Care Plan’s President and Chief Operating Officer from 1997 to June 2003, Chief Operating Officer from 1995 to 1997 and Chief Operating Officer/Chief Financial Officer from 1986 to 1995. Ms. Leaming has served as one of Biogen Idec’s directors since January 2008.

Present Principal Occupation and Five
Name	Title	Year Employment History

Richard C. Mulligan, Ph.D.	Director	Dr. Mulligan is the Mallinckrodt Professor of Genetics at Harvard Medical School (4 Blackfan Circle, Boston, MA 02115) and Director of the Harvard Gene Therapy Initiative. Dr. Mulligan received his B.S. from the Massachusetts Institute of Technology and his Ph.D. from the Department of Biochemistry at Stanford University School of Medicine. After receiving postdoctoral training at the Center for Cancer Research at MIT, Dr. Mulligan joined the MIT faculty and subsequently was appointed Professor of Molecular Biology and Member of the Whitehead Institute for Biomedical Research before moving to Children’s Hospital and Harvard in 1996. Dr. Mulligan has been associated with a number of biotechnology companies, including Somatix Therapy Corporation (as founder, director, Scientific Advisory Board member and Chief Scientific Officer), Cell Genesis, Inc. (as Scientific Advisory Board member) and ImClone Systems Incorporated (as director and Scientific Advisory Board member). Dr. Mulligan has served as one of Biogen Idec’s directors since June 2009.

Robert W. Pangia	Director	Mr. Pangia is a partner in Ivy Capital Partners, LLC (One Paragon Drive, Montvale, NJ 07645), the general partner of Ivy Healthcare Capital, L.P., a private equity fund specializing in healthcare investments, a position he has held since February 2003. In October 2007, he became Chief Executive Officer of Highlands Acquisition Corp., an AMEX-traded special purpose acquisition company. From 1996 to February 2003, he was self-employed as an investment banker. From 1987 to 1996, Mr. Pangia held various senior management positions at PaineWebber, including Executive Vice President and Director of Investment Banking for PaineWebber Incorporated of New York, member of the board of directors of PaineWebber, Inc., Chairman of the board of directors of PaineWebber Properties, Inc., and member of PaineWebber’s executive and operating committees, chair of its equity commitment committee and member of its debt commitment committee. Mr. Pangia has served as one of Biogen Idec’s directors since 1997.

Present Principal Occupation and Five
Name	Title	Year Employment History

Stelios Papadopoulos, Ph.D.	Director	Dr. Papadopoulos is Chairman of the Board of Exelixis, Inc. (210 East Grand Avenue, South San Francisco, CA 94038), a drug discovery and development company that he co-founded in 1994. Dr. Papadopoulos is a co-founder and member of the board of directors of both Anadys Pharmaceuticals, Inc., a drug discovery and development company, and Cellzome, Inc., a privately held drug discovery company. He is also a member of the board of directors of Regulus Therapeutics, Inc., Joule Biotechnologies, Inc. and vice-chairman of the board of directors of BG Medicine, Inc., all privately-held life sciences companies. In the not-for-profit sector, Dr. Papadopoulos is a co-founder and Chairman of Fondation Santé, a member of the board of visitors of Duke University Medical Center and a member of the board of directors of the National Marrow Donor Program. Dr. Papadopoulos is also affiliated with New York University Medical Center as an Adjunct Associate Professor of Cell Biology. Previously, Dr. Papadopoulos was an investment banker with Cowen & Co., LLC (1221 Avenue of the Americas, New York, NY 10020), focusing on the biotechnology and pharmaceutical sectors, from April 2000 until his retirement as Vice Chairman in August 2006. Prior to joining Cowen & Co., he spent 13 years as an investment banker at PaineWebber, Inc., where he was most recently Chairman of PaineWebber Development Corp., a PaineWebber subsidiary focusing on biotechnology. Dr. Papadopoulos has served as one of Biogen Idec’s directors since July 2008. Dr. Papadopoulos is a citizen of Greece.

Cecil B. Pickett, Ph.D.	President, Research and Development, and Director	Dr. Pickett has served as Biogen Idec’s President, Research and Development and as one of its directors since September 2006. Prior to joining Biogen Idec, Dr. Pickett was Corporate Senior Vice President of Schering-Plough Corporation (2000 Galloping Hill Road, Kenilworth, NJ 07033), a pharmaceutical company, and President of Schering-Plough Research Institute, the pharmaceutical research unit of Schering-Plough Corporation, from March 2002 to September 2006. Prior to that, Dr. Pickett was Executive Vice President of Discovery Research at Schering-Plough Corporation from 1993 to March 2002. Dr. Pickett is a member of the Institute of Medicine of the National Academy of Sciences. On August 26, 2009, Biogen Idec announced that Dr. Pickett will retire from the Board of Directors and the position of President, Research and Development on October 5, 2009.

Present Principal Occupation and Five
Name	Title	Year Employment History

Brian S. Posner	Director	Brian S. Posner has been President of the Point Rider Group LLC (238 Marshall Ridge Road, New Canaan, CT 06840), an advisory and consulting services company, since March 2008. From November 2005 to March 2008, Mr. Posner served as Chief Executive Officer and co-Chief Investment Officer of ClearBridge Advisors LLC (620 Eight Avenue, 48th Flr., New York, NY 10008), an asset management company. Prior to joining ClearBridge Advisors, Mr. Posner was a co-founder and the Managing Partner of Hygrove Partners LLC (350 Madison Avenue, 21st Flr., New York, NY 10017), an alternative asset management company formed in June 2000. He served as a portfolio manager and an analyst at Fidelity Investments from 1987 to 1996. From 1997 to 1999, Mr. Posner was a senior executive at Warburg Pincus Asset Management and its successor firm, Credit Suisse Asset Management, where he held a number of roles including co-Chief Investment Officer, portfolio manager and member of the Executive Operating Committee. Mr. Posner has served as one of Biogen Idec’s directors since July 2008.

The Honorable Lynn Schenk	Director	Ms. Schenk is an attorney and consultant in private practice with extensive public policy and business experience. She served as Chief of Staff to the Governor of California from 1999 to November 2003. She also served as a member of the United States House of Representatives from 1993 to 1995, representing California’s 49th District, and served as the California Secretary of Business, Transportation and Housing from 1980 to 1983. Ms. Schenk has served as one of Biogen Idec’s directors since 1995.

Present Principal Occupation and Five
Name	Title	Year Employment History

William D. Young	Director	Mr. Young is an employee and former Chairman and Chief Executive Officer of Monogram Biosciences, Inc. (345 Oyster Point Boulevard, South San Francisco, CA 94080), a provider of molecular diagnostic products. Mr. Young served as Chief Executive Officer of Monogram Biosciences from 1999, and Chairman of the Board from 1998, until Monogram Biosciences was acquired by Laboratory Corporation of America Holdings in August 2009. From 1997 to 1999, he served as Chief Operating Officer of Genentech, Inc. Mr. Young joined Genentech in 1980 as Director of Manufacturing and Process Sciences and became Vice President in 1983. He was promoted to various positions and in 1997 became Chief Operating Officer taking on the responsibilities for all development, operations, and sales and marketing activities. Prior to joining Genentech, Mr. Young was with Eli Lilly & Co. for 14 years. Mr. Young has served as one of Biogen Idec’s directors since 1997.

Susan H. Alexander	Executive Vice President and General Counsel	Ms. Alexander has served as Biogen Idec’s Executive Vice President, General Counsel and Corporate Secretary since January 2006. Prior to that, Ms. Alexander served as the Senior Vice President, General Counsel and Corporate Secretary of PAREXEL International Corporation (200 West Street, Waltham, MA 02451), a provider of bio/pharmaceutical services, since September 2003. From June 2001 to September 2003, Ms. Alexander served as General Counsel of IONA Technologies. Prior to that, Ms. Alexander served as Counsel at Cabot Corporation from January 1995 to May 2001. Prior to that, Ms. Alexander was a partner at the law firms of Hinckley, Allen & Snyder and Fine & Ambrogne.

Paul J. Clancy	Executive Vice President and Chief Financial Officer	Mr. Clancy has served as Biogen Idec’s Executive Vice President, Finance and Chief Financial Officer since August 2007. Mr. Clancy joined Biogen Idec in 2001, and has held several senior executive positions, including Vice President of Business Planning, Portfolio Management and U.S. Marketing, and Senior Vice President of Finance with responsibilities for leading the Treasury, Tax, Investor Relations and Business Planning groups. Prior to joining Biogen Idec, he spent 13 years at PepsiCo, serving in a range of financial and general management positions.

Present Principal Occupation and Five
Name	Title	Year Employment History

Robert A. Hamm	Chief Operating Officer	Mr. Hamm has served as Biogen Idec’s Chief Operating Officer since March 2009. From October 2007 to March 2009, Mr. Hamm served as Biogen Idec’s Executive Vice President, Pharmaceutical Operations & Technology. Previously, Mr. Hamm served as Senior Vice President, Neurology Strategic Business Unit from January 2006 to October 2007; Senior Vice President, Immunology Business Unit from the merger in November 2003 until January 2006; and in the same capacity with Biogen, Inc. from November 2002 to November 2003. Before that, he served as Senior Vice President — Europe, Africa, Canada and Middle East from October 2001 to November 2002. Prior to that, Mr. Hamm served as Vice President — Sales and Marketing of Biogen, Inc. from October 2000 to October 2001. Mr. Hamm previously served as Vice President — Manufacturing from June 1999 to October 2000, Director, Northern Europe and Distributors from November 1996 until June 1999 and Associate Director, Logistics from April 1994 until November 1996. From 1987 until April 1994, Mr. Hamm held a variety of management positions at Syntex Laboratories Corporation, including Director of Operations and New Product Planning, and Manager of Materials, Logistics and Contract Manufacturing.

Michael Lytton	Executive Vice President, Corporate and Business Development	Mr. Lytton has served as Biogen Idec’s Executive Vice President, Corporate and Business Development since February 2009. From 2001 to 2009, he was a General Partner at Oxford Bioscience Partners (222 Berkeley Street, Suite 1650, Boston, MA 02116), a venture capital firm. From 1993 to 2000, he was Partner, Chairman of the Technology Group and a member of the Executive Committee of the law firm Edwards, Angell, Palmer & Dodge LLP. From 1984 to 1993, Mr. Lytton was a Junior Partner and Co-Chairman of the Biotechnology Practice of the law firm Wilmer Hale.

Present Principal Occupation and Five
Name	Title	Year Employment History

Michael F. MacLean	Senior Vice President and Chief Accounting Officer	Mr. MacLean has served as Biogen Idec’s Senior Vice President and Chief Accounting Officer since December 2006. Mr. MacLean joined Biogen Idec in October 2006 as Senior Vice President. Prior to joining Biogen Idec, Mr. MacLean was a managing director of Huron Consulting (1120 Avenue of the Americas, New York, NY 10036), where he provided support regarding financial reporting to management and boards of directors of Fortune 500 companies. From June 2002 to October 2005, Mr. MacLean was a partner at KPMG, Inc. (345 Park Avenue, New York, NY 10154) and he was a partner of Arthur Andersen LLP from September 1999 to May 2002.

Craig Eric Schneier, Ph.D.	Executive Vice President, Human Resources, Public Affairs and Communications	Dr. Schneier has served as Biogen Idec’s Executive Vice President, Human Resources, Public Affairs and Communications since October 2007. Prior to that, he was Executive Vice President, Human Resources from November 2003 to October 2007. Dr. Schneier served as Executive Vice President, Human Resources of Biogen, Inc., a position he held from January 2003 until the Biogen-IDEC Merger. He joined Biogen, Inc. in 2001 as Senior Vice President, Strategic Organization Design and Effectiveness, after having served as an external consultant to Biogen, Inc. for eight years. Prior to joining Biogen, Inc., Dr. Schneier was president of his own management consulting firm in Princeton, NJ, where he provided consulting services to over 70 of the Fortune 100 companies, as well as several of the largest European and Asian firms. Dr. Schneier held a tenured professorship at the University of Maryland’s Smith School of Business and has held teaching positions at the business schools of the University of Michigan, Columbia University, and at the Tuck School of Business, Dartmouth College.

The name and position with Purchaser of each director and executive officer of Purchaser are set forth below.

Present Principal Occupation and Five
Name	Title	Year Employment History

Michael Lytton	President and Director	See chart above.

Paul J. Clancy	Director	See chart above.

The letter of transmittal and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By Mail:	By Overnight Courier:

Computershare	Computershare
C/O Voluntary Corporate Actions	C/O Voluntary Corporate Actions
P.O. Box 43011	250 Royall Street Suite V
Providence, RI 02940-3011	Canton, MA 02021

Any questions or requests for assistance may be directed to the Information Agent at its address or telephone numbers set forth below. Additional copies of the offer to purchase, the letter of transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll-Free: (877) 800-5186
Banks and Brokerage Firms May Call Collect: (212) 750-5833